EXHIBIT 99.2

FOR IMMEDIATE RELEASE
Federal Signal Corporation Reports Increased Third Quarter Sales and Orders

•	GAAP earnings per share of $0.12 for the quarter

•	Adjusted earnings per share of $0.17 for the quarter

•	Net sales of $187 million, up 4% compared to last year and up 8% compared to the second quarter of 2016

•	Orders of $186 million, up 11%, compared to last year
Oak Brook, Illinois, November 1, 2016 — Federal Signal Corporation (NYSE:FSS), a leader in environmental and safety solutions, today reported results for the third quarter ended September 30, 2016.
Consolidated net sales for the third quarter were $186.7 million, up $7.0 million, or 4% versus the same quarter a year ago. Third quarter income from continuing operations was $7.5 million, equal to $0.12 per diluted share, compared to $15.8 million, equal to $0.25 per share, in the prior-year quarter.
The Company also reported adjusted net income from continuing operations for the third quarter of $10.5 million, equal to $0.17 per diluted share, compared to $15.8 million, or $0.25 per diluted share, in the same quarter a year ago. The Company is reporting adjusted results to facilitate comparisons of underlying performance on a year-over-year basis. A reconciliation of these and other non-GAAP measures is provided at the conclusion of this news release. All results discussed herein are for continuing operations, and previously reported results have been recast to reflect the Fire Rescue Group as a discontinued operation following the sale of the Bronto Skylift business in January 2016.
Q3 Earnings Exceed Expectations; Sales and Orders Improve with Joe Johnson Equipment (“JJE”) Acquisition
“Our third quarter earnings were slightly better than we had been anticipating, benefiting from some earlier than expected deliveries to end customers,” commented Jennifer L. Sherman, President and Chief Executive Officer. “Total sales and orders increased in comparison to last year, mostly as a result of the JJE acquisition, which we completed in June of this year. We are pleased with our progress integrating JJE, and the JJE operating results have been running ahead of our expectations.”
In the Environmental Solutions Group, sales were up $11.3 million, or 9%, primarily due to $31.0 million of incremental net sales resulting from the JJE acquisition, largely offset by lower shipments of vacuum trucks and street sweepers in the U.S. and reduced international sales of street sweepers and sewer cleaners. Sales in the Safety and Security Systems Group decreased by $4.3 million, or 8%, on reduced sales into global industrial markets, partially offset by improved sales into U.S. public safety markets. Ongoing effects related to oil and gas end markets continue to adversely impact industrial sales in both groups.
Consolidated third quarter operating income was $13.5 million, down from $25.2 million in the prior-year quarter. Operating income in the current-year quarter includes $2.5 million of expense associated with purchase accounting effects resulting from the JJE acquisition, $0.3 million of acquisition-related expenses and $0.4 million of restructuring charges. Operating income in the prior-year period also benefited from the receipt of an order cancellation fee of approximately $1.8 million. Consolidated operating margin, including the aforementioned items, was 7.2%, compared to 14.0% last year. Excluding these items, consolidated operating margin for the quarter was 8.9%, compared to 13.2% last year. The margin decrease was primarily due to changes in mix within the Environmental Solutions Group, with fewer sales into industrial markets and a higher percentage of sales of products manufactured by other companies, which tend to carry a lower margin, as well as purchase accounting effects and negative operating leverage. Corporate expenses for the quarter of $5.5 million were about the same as a year ago.
The effective income tax rate for the quarter was higher than usual, at 43.2%, largely due to recording additional valuation allowance against deferred tax assets in Canada, where the Company experienced historical losses. The current-quarter losses in Canada primarily relate to transitory purchase accounting impacts related to the acquisition of JJE. The Company is continuing to evaluate the impact of current-year acquisitions on the need to maintain the valuation allowance. The cash tax rate for the year is expected to be approximately 15-20%.
Consolidated orders were $186.1 million for the quarter, up 11% compared to last year and at about the same level as the second quarter of 2016. Consolidated backlog of $148.7 million was relatively unchanged from the end of the second quarter of 2016.
Healthy Financial Position Supports Growth Initiatives and Strong Cash Returns to Shareholders
The Company funded dividends of $4.2 million and share repurchases of $0.7 million during the third quarter, bringing the totals for the year to $12.8 million and $33.8 million, respectively. At September 30, 2016, there was approximately $35 million remaining under our authorized share repurchase programs. The Board of Directors also recently declared a $0.07 per share dividend that will be payable in the fourth quarter.
“Our financial position continues to be very strong, providing us with a platform to pursue additional strategic acquisitions and maintain appropriate levels of investment in our sales efforts and new products to build momentum for future growth,” said Sherman. “It has also allowed us to return over $46 million of value to our shareholders so far this year, in the form of dividends and share repurchases.”
Net cash of $13.2 million was provided by continuing operating activities in the third quarter of 2016, compared to $29.6 million in the prior-year quarter. At September 30, 2016, consolidated debt was $66 million, compared to $47 million a year ago, with $241 million of availability for borrowings. Cash and cash equivalents at September 30, 2016 were $51 million, compared to $58 million a year ago.
Outlook
“Our municipal markets remain stable, but like many other companies, we are experiencing challenging conditions in our industrial markets,” Sherman noted. “We are well-positioned to work through these headwinds and to benefit when our markets strengthen. We have a strong balance sheet and continue to make targeted investments in organic growth, while managing costs to maintain our profitability.
“While our sales and orders have improved, our backlog carries a lower gross margin than in the prior-year, partly due to lower industrial demand and effects of the JJE acquisition. We expect that these unfavorable mix effects and negative operating leverage will linger into the fourth quarter, and the first quarter of next year. With solid performance from our municipal-based businesses, we are narrowing the range for our full-year 2016 adjusted EPS outlook to between $0.65 and $0.70.”
CONFERENCE CALL
Federal Signal will host its third quarter conference call on Tuesday, November 1, 2016 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com or by dialing phone number 1-888-600-4864 and entering the pin number 9379086. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) provides products and services to protect people and our planet. Founded in 1901, Federal Signal is a leading global designer, manufacturer and supplier of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates two groups: Environmental Solutions and Safety and Security Systems. For more information on Federal Signal, visit: http://www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions; product and price competition; supplier and raw material prices; foreign currency exchange rate changes; interest rate changes; increased legal expenses and litigation results; legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Brian Cooper, Chief Financial Officer, +1-630-954-2000, bcooper@federalsignal.com

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except per share data)	2016	2015	2016	2015
Net sales	$186.7	$179.7	$531.8	$581.6
Cost of sales	141.4	125.0	394.1	411.3
Gross profit	45.3	54.7	137.7	170.3
Selling, engineering, general and administrative expenses	31.1	29.5	91.0	91.0
Acquisition and integration related expenses	0.3	—	1.2	—
Restructuring	0.4	—	1.6	0.4
Operating income	13.5	25.2	43.9	78.9
Interest expense	0.6	0.6	1.4	1.8
Debt settlement charges	—	—	0.3	—
Other (income) expense, net	(0.3)	0.3	(1.3)	1.5
Income from continuing operations before income taxes	13.2	24.3	43.5	75.6
Income tax expense	(5.7)	(8.5)	(16.2)	(27.2)
Income from continuing operations	7.5	15.8	27.3	48.4
Gain from discontinued operations and disposal, net of income tax (benefit) expense of $(1.0), $1.8, $3.1 and $1.7, respectively	1.0	3.0	3.9	3.6
Net income	$8.5	$18.8	$31.2	$52.0
Basic earnings per share:
Earnings from continuing operations	$0.12	$0.25	$0.45	$0.77
Gain from discontinued operations and disposal, net of tax	0.02	0.05	0.06	0.06
Net earnings per share	$0.14	$0.30	$0.51	$0.83
Diluted earnings per share:
Earnings from continuing operations	$0.12	$0.25	$0.45	$0.76
Gain from discontinued operations and disposal, net of tax	0.02	0.05	0.06	0.06
Net earnings per share	$0.14	$0.30	$0.51	$0.82
Weighted average common shares outstanding:
Basic	59.8	62.3	60.7	62.4
Diluted	60.6	63.3	61.5	63.4
Cash dividends declared per common share	$0.07	$0.06	$0.21	$0.18

Operating data:
Operating margin	7.2%	14.0%	8.3%	13.6%
Total orders	$186.1	$168.2	$509.1	$506.8
Backlog	148.7	179.3	148.7	179.3
Depreciation and amortization	5.8	2.9	13.0	9.1

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2016	December 31, 2015
(in millions, except per share data)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$50.8	$76.0
Accounts receivable, net of allowances for doubtful accounts of $1.3 and $0.8, respectively	87.6	73.0
Inventories	115.8	87.2
Prepaid expenses and other current assets	6.6	15.1
Current assets of discontinued operations	—	63.8
Total current assets	260.8	315.1
Properties and equipment, net of accumulated depreciation of $104.1 and $100.2, respectively	44.8	45.0
Rental equipment, net of accumulated depreciation of $6.8 and $2.6, respectively	84.5	7.9
Goodwill	238.3	231.6
Intangible assets, net of accumulated amortization of $0.5 and $0.4, respectively	10.5	0.2
Deferred tax assets	3.5	20.1
Deferred charges and other assets	4.0	3.3
Long-term assets of discontinued operations	2.2	43.3
Total assets	$648.6	$666.5
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term borrowings and capital lease obligations	$0.5	$0.4
Accounts payable	37.7	38.0
Customer deposits	5.4	3.7
Accrued liabilities:
Compensation and withholding taxes	14.1	18.6
Other current liabilities	31.6	27.9
Current liabilities of discontinued operations	2.6	28.6
Total current liabilities	91.9	117.2
Long-term borrowings and capital lease obligations	65.1	43.7
Long-term pension and other postretirement benefit liabilities	47.5	55.2
Deferred gain	11.2	12.6
Other long-term liabilities	28.1	16.9
Long-term liabilities of discontinued operations	3.3	15.3
Total liabilities	247.1	260.9
Stockholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 65.4 and 64.8 shares issued, respectively	65.4	64.8
Capital in excess of par value	198.8	195.6
Retained earnings	293.3	274.9
Treasury stock, at cost, 5.5 and 2.6 shares, respectively	(77.3)	(40.9)
Accumulated other comprehensive loss	(78.7)	(88.8)
Total stockholders’ equity	401.5	405.6
Total liabilities and stockholders’ equity	$648.6	$666.5

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended September 30,
(in millions)	2016	2015
Operating activities:
Net income	$31.2	$52.0
Adjustments to reconcile net income to net cash provided by operating activities:
Gain from discontinued operations and disposal	(3.9)	(3.6)
Depreciation and amortization	13.0	9.1
Deferred financing costs	0.5	0.3
Deferred gain	(1.4)	(1.5)
Stock-based compensation expense	3.4	4.8
Excess tax benefit from stock-based compensation	—	(0.5)
Pension expense, net of funding	(4.2)	(3.4)
Provision for doubtful accounts	0.3	0.5
Deferred income taxes	9.6	20.3
Changes in operating assets and liabilities, net of effects of acquisitions and discontinued operations	(31.4)	(17.6)
Net cash provided by continuing operating activities	17.1	60.4
Net cash provided by discontinued operating activities	0.8	7.5
Net cash provided by operating activities	17.9	67.9
Investing activities:
Purchases of properties and equipment	(4.8)	(7.7)
Payments for acquisitions, net of cash acquired	(102.6)	—
Other, net	(0.5)	0.1
Proceeds from escrow receivable	—	4.0
Collection of cash provided to customer	6.0	—
Net cash used for continuing investing activities	(101.9)	(3.6)
Net cash provided by (used for) discontinued investing activities	88.0	(1.0)
Net cash used for investing activities	(13.9)	(4.6)
Financing activities:
Increase in revolving lines of credit, net	64.8	—
Payments on long-term borrowings	(43.4)	(2.9)
Payments of debt financing fees	(1.1)	—
Purchases of treasury stock	(33.8)	(10.6)
Redemptions of common stock to satisfy withholding taxes related to stock-based compensation	(2.6)	(3.2)
Cash dividends paid to stockholders	(12.8)	(11.3)
Proceeds from stock-based compensation activity	0.4	0.9
Excess tax benefit from stock-based compensation	—	0.5
Other, net	(0.4)	(0.4)
Net cash used for continuing financing activities	(28.9)	(27.0)
Net cash provided by discontinued financing activities	0.7	—
Net cash used for financing activities	(28.2)	(27.0)
Effects of foreign exchange rate changes on cash and cash equivalents	(1.0)	(0.5)
(Decrease) increase in cash and cash equivalents	(25.2)	35.8
Cash and cash equivalents at beginning of year	76.0	30.4
Cash and cash equivalents at end of period	50.8	66.2
Less: Cash and cash equivalents of discontinued operations at end of period	—	(8.2)
Cash and cash equivalents of continuing operations at end of period	$50.8	$58.0

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
GROUP RESULTS (Unaudited)
The following tables summarize group operating results as of and for the three and nine months ended September 30, 2016 and 2015:
Environmental Solutions Group

	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2016	2015	Change	2016	2015	Change
Net sales	$134.3	$123.0	$11.3	$369.1	$409.8	$(40.7)
Operating income	12.5	21.5	(9.0)	43.9	74.6	(30.7)
Operating data:
Operating margin	9.3%	17.5%	(8.2)%	11.9%	18.2%	(6.3)%
Total orders	$136.0	$108.5	$27.5	$354.5	$329.0	$25.5
Backlog	118.2	137.5	(19.3)	118.2	137.5	(19.3)
Depreciation and amortization	4.7	1.7	3.0	9.6	5.5	4.1
Safety and Security Systems Group

	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2016	2015	Change	2016	2015	Change
Net sales	$52.4	$56.7	$(4.3)	$162.7	$171.8	$(9.1)
Operating income	6.5	9.3	(2.8)	18.0	23.2	(5.2)
Operating data:
Operating margin	12.4%	16.4%	(4.0)%	11.1%	13.5%	(2.4)%
Total orders	$50.1	$59.7	$(9.6)	$154.6	$177.8	$(23.2)
Backlog	30.5	41.8	(11.3)	30.5	41.8	(11.3)
Depreciation and amortization	1.1	1.2	(0.1)	3.3	3.5	(0.2)
Corporate Expenses
Corporate operating expenses were $5.5 million and $5.6 million for the three months ended September 30, 2016 and 2015, respectively. For the nine months ended September 30, 2016 and 2015, corporate operating expenses were $18.0 million and $18.9 million, respectively.

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted net income and earnings per share from continuing operations (“EPS”):
The Company believes that modifying its 2016 and 2015 net income and diluted EPS provides additional measures which are representative of the Company’s underlying performance and improve the comparability of results across reporting periods. During the three and nine months ended September 30, 2016 and 2015 adjustments were made to reported GAAP net income and diluted EPS to exclude the impact of restructuring activity, acquisition and integration related expenses, purchase accounting effects and debt settlement charges, where applicable. In addition, during the three and nine months ended September 30, 2016, adjustments were made to reported GAAP income tax expense to exclude certain special tax items.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2016	2015	2016	2015
Income from continuing operations	$7.5	$15.8	$27.3	$48.4
Add:
Income tax expense	5.7	8.5	16.2	27.2
Income before income taxes	13.2	24.3	43.5	75.6
Add (less):
Restructuring	0.4	—	1.6	0.4
Acquisition and integration related expenses	0.3	—	1.2	—
Purchase accounting effects (a)	2.5	—	3.0	—
Debt settlement charges	—	—	0.3	—
Adjusted income before income taxes	16.4	24.3	49.6	76.0
Adjusted income tax expense (b)	(5.9)	(8.5)	(17.3)	(27.4)
Adjusted net income from continuing operations	$10.5	$15.8	$32.3	$48.6

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollars per diluted share)	2016	2015	2016	2015
EPS, as reported	$0.12	$0.25	$0.45	$0.76
Add:
Income tax expense	0.10	0.13	0.26	0.43
Income before income taxes	0.22	0.38	0.71	1.19
Add (less):
Restructuring	0.01	—	0.03	0.01
Acquisition and integration related expenses	0.00	—	0.02	—
Purchase accounting effects (a)	0.04	—	0.05	—
Debt settlement charges	—	—	0.00	—
Adjusted income before income taxes	0.27	0.38	0.81	1.20
Adjusted income tax expense (b)	(0.10)	(0.13)	(0.28)	(0.43)
Adjusted EPS	$0.17	$0.25	$0.53	$0.77

(a)
Purchase accounting effects relate to adjustments to exclude the step-up in the valuation of acquired JJE equipment that was sold subsequent to the acquisition in the three and nine months ended September 30, 2016, as well as to exclude the depreciation of the step-up in the valuation of the rental fleet acquired.

(b)
Adjusted income tax expense for the three and nine months ended September 30, 2016 and 2015 was recomputed after excluding the impact of restructuring activity, acquisition and integration related expenses, purchase accounting effects and debt settlement charges, where applicable. Adjusted income tax expense for the three and nine months ended September 30, 2016 also excludes expenses of $0.7 million associated with recording additional valuation allowance in Canada, and $0.1 million associated with a change in the enacted tax rate in the U.K.

Total debt to adjusted EBITDA ratio:
The Company uses the ratio of total debt to adjusted EBITDA as one measure of its long-term financial stability. The ratio of debt to adjusted EBITDA is a non-GAAP measure that represents total debt divided by the trailing 12-month total of income from continuing operations before interest expense, debt settlement charges, acquisition and integration related expenses, restructuring charges, purchase accounting effects, other (income) expense, income tax expense, and depreciation and amortization expense. The Company uses the ratio to calibrate the magnitude of its debt and its debt capacity against adjusted EBITDA, which is used as an operating performance measure. We believe that investors use a version of this ratio in a similar manner. In addition, financial institutions (including the Company’s lenders) use the ratio in connection with debt agreements to set pricing and covenant limitations. For these reasons, the Company believes that the ratio is a meaningful metric to investors in evaluating the Company’s long-term financial performance and stability. Other companies may use different methods to calculate total debt to EBITDA. The following table summarizes the Company’s ratio of total debt to adjusted EBITDA and reconciles income from continuing operations to adjusted EBITDA as of and for the trailing 12-month periods ended September 30, 2016 and 2015:

	Trailing Twelve Months Ending September 30,
($ in millions)	2016	2015
Total debt	$65.6	$47.0

Income from continuing operations	44.7	68.3
Add:
Interest expense	1.9	2.6
Debt settlement charges	0.3	—
Acquisition and integration related expenses	1.2	—
Restructuring	1.6	0.4
Purchase accounting effects	3.0	—
Other (income) expense, net	(1.8)	2.5
Income tax expense	23.1	31.2
Depreciation and amortization	16.2	12.1
Adjusted EBITDA	$90.2	$117.1

Total debt to adjusted EBITDA ratio	0.7	0.4